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                                                                     EXHIBIT 8.1

           [LETTERHEAD OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.]



                                 April 25, 2001



Etablissements Delhaize Freres et Cie "Le Lion" S.A.
Rue Osseghem 53
1080 Brussels
Belgium

-AND-

Delhaize America, Inc.
P.O. Box 1330
2110 Executive Drive
Salisbury, North Carolina  28145-1330

         Re: United States Federal Income Tax Consequences of Share-for-Share Exchange

Ladies and Gentlemen:

                  You have requested our opinion as to the likely United States federal income tax consequences of the share-for-share exchange (the "Exchange") between Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("DG"), a Belgian corporation, and the shareholders of Delhaize America Inc. ("DZA"), a North Carolina corporation, that is the subject of the Agreement and Plan of Share Exchange by and between DG and DZA, dated as of November 16, 2000, as amended (the "Agreement").

                  I.       GENERAL STATEMENTS REGARDING THIS OPINION

                  In preparing our opinion, we have examined such documents related to the Exchange as we deemed necessary, including, but not limited to, the Agreement, the SEC Registration Statement on Form F-4 (the "Registration Statement"), and the Amended 2000 Shareholders' Agreement, dated as of September 14, 2000, between DG and DZA, and have assumed that they represent the true, accurate and entire agreement of the parties with respect to the matters described therein; that they have been and will be respected by the parties as such;



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and that the parties will act in accordance with the form of such documents.
Further, we have relied upon your representation that you have reviewed the factual matters and assumptions set forth herein and that such factual matters and assumptions are correct as of the Effective Time (defined below) for purposes of rendering this opinion. In the event that the factual matters and assumptions so relied upon are incorrect, our opinion could change. In rendering the opinion expressed below, we have also relied upon the accuracy and completeness of the documents that we have reviewed. Our opinion is conditioned, among other things, upon the accuracy and completeness of these documents.

                  We have assumed that (i) all parties to the Agreement, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Agreement and with the terms of any other such documents, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of DG and/or DZA will be complete and accurate as of the date and time of the effectiveness of the Exchange (such date and time being the "Effective Time") as though not so qualified, (iii) the Exchange will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions except as set forth on Schedule I, and (iv) the Exchange is authorized by and will be effected pursuant to applicable state law. We have also assumed that each DZA shareholder holds the shares of DZA common stock ("DZA Common Stock") to be exchanged in the Exchange as a capital asset.

                  We have also considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder by the Treasury Department, as amended (the "Regulations" or "Reg."), pertinent judicial authorities, rulings of the Internal Revenue Service (the "IRS") and such other authorities as we have considered relevant. The Code, the Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time and, in some circumstances, with retroactive effect; and any such change could affect the opinion stated herein. Our opinion with respect to such tax consequences represents our best judgment as to the likely outcome of the issues discussed if presented to a court of law. Our opinion is not binding on the IRS or a court, thus, no assurance can be given that a court would agree with such opinion.(1)

                  This opinion does not address the specific tax consequences that may be relevant to a particular shareholder receiving special treatment under some U.S. federal income tax laws, including: (i) banks; (ii) tax-exempt organizations; (iii) insurance companies; (iv) dealers in securities or foreign currencies; (v) traders in securities that elect to apply a mark-to-market method of accounting; (vi) DZA shareholders, if any, who received their DZA Common Stock through the exercise of employee stock options or otherwise as compensation; (vii) DZA shareholders who are not U.S. persons; (viii) DZA shareholders who hold DZA Common Stock as part of a hedge, straddle, constructive sale or conversion transaction; and (ix) persons who own (actually or constructively) 5 percent or more of either the total voting power or total value of all capital stock of DG or DZA before or immediately after the Exchange. Further, our

---------
(1) Except with respect to certain issues related to Section 367(a) of the Code, no ruling from the IRS regarding the U.S. federal income tax consequences of the Exchange has been or will be sought from the IRS.


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opinion does not address any consequences arising under the laws of any state, local, or foreign jurisdiction.

                  II.      FACTS AND REPRESENTATIONS

                  Our opinion is predicated on the accuracy of the following representations provided to us by DG and DZA. The representations relating to information regarding DG were provided exclusively by DG, and the representations relating to information regarding DZA were provided exclusively by DZA.

          1. Pursuant to the Exchange, all of the DZA Common Stock held by all shareholders other than DG or any person related to DG (as defined in Treasury Regulation section 1.368-1(e)) will be exchanged at the Effective Time solely for voting stock of DG ("DG Voting Stock"),(2) except with respect to any dissenting shareholders of DZA and with respect to shareholders receiving cash in lieu of fractional shares of DG Voting Stock.

          2. The fair market value of the DG Voting Stock received by each DZA shareholder will be approximately equal to the fair market value of its DZA Common Stock, as determined by arm's-length negotiations between DG and DZA.

          3. Except for changes resulting from the stock dividend of 499 shares of Class A DZA Common Stock with respect to each outstanding share of Class A DZA Common Stock and each outstanding share of Class B DZA Common Stock that will occur immediately prior to the Effective Time (the "Stock Dividend"), DZA Common Stock will continue to be outstanding in a form substantially identical to the form of such stock immediately prior to the Exchange.

          4. Except for incidental purchases in the open market of DG Voting Stock from former DZA shareholders as a result of the Repurchase Plan (defined below), or any subsequent repurchase plan, neither DG nor any person related to DG (as defined in Treasury Regulation section 1.368-1(e)) will redeem, repurchase or otherwise reacquire any of the DG Voting Stock issued in the Exchange.

          5. On September 7, 2000, DG announced that its board of directors (the "DG Board") would request shareholder approval of a proposal that would authorize the DG Board to buy back shares of DG Voting Stock up to the legal maximum amount to prevent dilution of DG Voting Stock and to support the trading price of DG Voting Stock (the "Repurchase Plan"). Although the intention to repurchase shares of DG Voting Stock under the Repurchase Plan was announced prior to the Exchange, the terms of the Repurchase Plan did not result from negotiations between the DZA shareholders and DG or between DZA and DG.

          6. Pursuant to the Repurchase Plan, and consistent with past practices, DG will repurchase shares of DG Voting Stock only in the public market, through a broker, at the prevailing market prices. DG is not obligated to repurchase any DG Voting Stock, and has no obligation to repurchase any DG Voting Stock issued in the

---------
(2) References to DG Voting Stock contained herein include DG ADRs to the extent applicable.


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               Exchange. Further, DG has no plan or intention to repurchase through the Repurchase Plan any DG Voting Stock issued in the Exchange.

          7. There is no understanding between any or all of the DZA shareholders and DG that their ownership of DG Voting Stock will be transitory. To the best knowledge of DG, the Repurchase Plan does not represent an inducement to any DZA shareholders to approve the consummation of the Exchange. To the best knowledge of DG, there is no plan or intention on the part of the DZA shareholders to effect the redemption of any DG Voting Stock issued in the Exchange.

          8. Except for various open market cash purchases between April 8, 1999 and June 15, 2000 (the "Cash Purchases"), DG has not acquired any DZA Common Stock since 1980.

          9. Each of the Cash Purchases was made pursuant to one of several stock purchase programs authorized by the DG Board, and the authorization of each such stock purchase program by the DG Board was motivated solely by substantial business purposes that were totally independent, separate and unrelated to any potential acquisition of DZA Common Stock that would increase DG's ownership interest in DZA to greater than 60 percent of the DZA Common Stock by vote or value on a fully diluted basis (a "Significant Stock Acquisition Transaction").

          10. DG did not intend or reasonably expect that any or all of the Cash Purchases would facilitate, prelude, condition the public markets for, or otherwise effect or influence in any way, a Significant Stock Acquisition Transaction. Further, DG did not believe at the time of any or all of the Cash Purchases that DG would engage ultimately in any Significant Stock Acquisition Transaction.

          11. DG did not conduct a formal study of the feasibility of any Significant Stock Acquisition Transaction on or before June 15, 2000.

          12. On June 23, 2000, for substantial business reasons, the DG Board authorized a formal study of the feasibility of a Significant Stock Acquisition Transaction with respect to DZA, and following the completion of a formal comprehensive study, the DG Board authorized DG to effect a Significant Stock Acquisition Transaction with respect to DZA on September 6, 2000.

          13. DG was at no time prior to November 16, 2000 under any binding commitment or legal agreement to effect any Significant Stock Acquisition Transaction.

          14. Each and every representation in the "Officers' Certificate" provided to us by DG and DZA in connection with the Exchange is true, correct, and complete in all material respects and will be true, correct and complete in all material respects at the Effective Time.

          15. Neither DG nor any person related to DG (as defined in Treasury Regulation section 1.368-1(e)) had a plan or intention to purchase DZA Common Stock prior to the Effective Time. Except for the Stock Dividend, DG is not aware of any extraordinary distribution with respect to DZA Common Stock that has occurred or is intended to occur in connection with the Exchange, and DG will not cause an extraordinary

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               distribution with respect to DZA Common Stock to occur in
               connection with the Exchange.

          16. Following the Exchange, DG or a member of its qualified group of corporations (as defined in Treasury Regulation Section 1.368-1(d)(4)(ii)), will continue the historic business of DZA or use a significant portion (at least 33 1/3 percent) of DZA's historic business assets in a business. For purposes of this determination, DG and any member of its qualified group of corporations (as defined in Treasury Regulation Section 1.368-1(d)(4)(ii)): (i) shall be deemed to own that portion of the assets of a partnership reflecting their interest therein, and (ii) shall be treated as conducting the business of a partnership of which they are members, provided that they own in the aggregate significant (at least 33 1/3 percent) interests in such partnership.

          17. DG will bear its own expenses, if any, incurred in connection with the Exchange and will not, directly or indirectly, bear the expenses, if any, incurred in connection with the Exchange with respect to DZA or any shareholder of DZA or any other amount that would cause the Exchange to not qualify as a reorganization under
               Section 368(a)(1)(B).

          18. DZA has no plan or intention to issue, nor does DG have any plan or intention to cause DZA to issue, any additional shares that will cause DG to lose "control" of DZA within the meaning of
               Section 368(c).

          19. Except for transfers described in Section 368(a)(2)(C) and Treasury Regulation Section 1.368-2(k)(1), DG has no plan or intention to: (i) liquidate DZA; (ii) merge DZA with and into another corporation, including DG; (iii) sell, distribute or otherwise dispose of the DZA Common Stock acquired in the Exchange; or (iv) cause DZA to sell or otherwise dispose of any of its assets, except for dispositions in the ordinary course of business or for payment of expenses incurred by DZA pursuant to the Exchange.

          20. There is no inter-corporate indebtedness existing between DG (or any DG subsidiary) and DZA (or any DZA subsidiary). None of the DZA Common Stock transferred to DG will be subject to any liabilities.

          21. Any debt, liability or other obligation of DZA arising as a result of the Exchange shall be satisfied from assets of DZA available to satisfy such debt, liability or other obligation of DZA at the Effective Time.

          22. Although DZA may incur borrowings from DG or a person related to DG (as defined in Treasury Regulation section 1.368-1(e)) following the Exchange, the proceeds of such borrowing will not be used to satisfy any debts, liability or other obligation arising as a result of the Exchange. Neither DG (or any DG subsidiary) nor DZA (or any DZA subsidiary) have current plans for such a borrowing and, in any event, will not enter into such a borrowing for a six month period following the Exchange.

          23. The liabilities of DZA (or any DZA subsidiary) were not incurred by DZA in anticipation of the Exchange, except for liabilities
               (i) the proceeds of which are used to refinance indebtedness of DZA that was not incurred in anticipation of the Exchange and that existed immediately prior to the Exchange, and (ii) the aggregate
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               amount of which does not exceed the aggregate amount of such existing indebtedness.

          24. Except with respect to (i) payments of cash to DZA shareholders in lieu of fractional shares of DG Voting Stock, and (ii) payments of cash to any dissenting shareholder of DZA Common Stock, the only consideration that will be received by DZA shareholders is DG Voting Stock.

          25. Immediately following the Exchange, DZA will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could have any right to acquire stock in DZA.

          26.  Neither DG nor DZA is an "investment company" as defined in
               Section 368(a)(2)(F)(iii) and (iv).

          27. The payment of cash, if any, in lieu of fractional shares of DG Voting Stock represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to DG of issuing fractional shares, and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to DZA shareholders in lieu of the issuance of fractional shares of DG Voting Stock will not exceed one percent (1%) of the total consideration that will be issued in the transaction to DZA shareholders in exchange for their shares of DZA Common Stock. The fractional share interests of each DZA shareholder will be aggregated, and no DZA shareholder will receive cash in an amount greater than the fair market value of one full share of DG Voting Stock.

          28. Cash paid to dissenting shareholders of DZA Common Stock will represent not more than 14 percent of the aggregate fair market value of the outstanding DZA Common Stock held by shareholders other than DG or any person related to DG (as defined in Treasury Regulation section 1.368-1(e)) immediately prior to the Exchange.

          29. In no case will DG or any person related to DG (as defined in Treasury Regulation section 1.368-1(e)) make any contributions to DZA to replenish funds used to pay dissenting shareholders of DZA Common Stock, or otherwise reimburse DZA for any payments made to such dissenting shareholders of DZA Common Stock.

          30. DG will not make any cash payment, directly or indirectly, to any of the dissenting shareholders of DZA.

          31. DG has not and will not guarantee, directly or indirectly, any loans obtained by DZA for the purpose of redeeming its dissenting shareholders. Furthermore, DG will not guarantee any indebtedness of DZA until the later of the date six months following the Exchange and the date payment has been made to dissenting shareholders.

          32. At the Effective Time, the fair market value of the assets of DZA will exceed the sum of its liabilities and the liabilities, if any, to which the assets are subject.

          33. None of the compensation received by any shareholder-employees of DZA will be separate consideration for, or allocable to, any of their shares of DZA Common Stock. None of the DG Voting Stock received as consideration for the Exchange by any shareholder-employees of DZA will be separate consideration for, or allocable to,

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               any employment agreement. The compensation paid to any
               shareholder-employees of DZA will be for services actually rendered by such shareholder-employees and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

          34. The DG Voting Stock received in the Exchange by the DZA shareholders in exchange for their DZA Common Stock will represent not more than 50 percent of the total voting power or total value of all shares of DG Voting Stock outstanding immediately after the Exchange.

          35. No more than 50 percent of the total voting power and no more than 50 percent of the total value of all shares of DG outstanding immediately after the Exchange will be owned, in the aggregate and taking into account the rules set forth in Treasury Regulation Section 1.367(a)-3(c)(4), by U.S. persons that are either officers or directors of DZA or that are five-percent shareholders of DZA (within the meaning of Treasury Regulation
               Section 1.367(a)-3(c)(5)(iii)).

          36. No warrants, options or similar interest in DG were issued or, to the knowledge of DG, acquired with the principal purpose of avoiding the general rule contained in Section 367(a)(1) of the Code.

          37. DG will cause DZA to comply with the reporting requirements set forth in Treasury Regulation Section 1.367(a)-3(c)(6).

          38. DG or one or more of its qualified subsidiaries or qualified partnerships (as defined in Treasury Regulations Sections 1.367(a)-3(c)(5)(vii) or (viii)), has been engaged in the active conduct of a trade or business (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(3)) outside the United States (the "DG Business") throughout the 36-month period ending at the Effective Time. DG has no plan or intention to substantially dispose of or discontinue (including by way of disposal) the active conduct of the DG Business after the Exchange.

          39. On November 9, 2000, DG and DZA submitted an official request for a ruling from the IRS that, under Treasury Regulation section 1.367(a)-3(c)(9), there will be substantial compliance with the active trade or business test notwithstanding that DG's fair market value may not be equal to or greater than the fair market value of DZA at the Effective Time (the "Ruling Request").

          40. All of the facts and representations made in the Ruling Request are true, correct, and complete in all material respects and will be true, correct and complete in all material respects at the Effective Time.

          41. On February 27, 2001, in response to the Ruling Request, the IRS issued a private letter ruling to DG and DZA that, under Treasury Regulation section 1.367(a)-3(c)(9), the Exchange will be in substantial compliance with the active trade or business test as set forth in Treasury Regulation section 1.367(a)-3(c)(3).

          42. The Exchange is being undertaken for purposes of enhancing the business of DG and for other good and valid substantial business purposes of DG.

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          43.  The Agreement, the Registration Statement and the other documents described in the Registration Statement represent the entire understanding of DG with respect to the Exchange.

                  III.     THRESHOLD OPINION

                  Based upon and subject to the foregoing, we are of the opinion that the Exchange should qualify as a "reorganization" within the meaning of section 368(a)(1)(B) of the Code.

                  In general, two statutory requirements and several common law standards must be satisfied in order for the Exchange to qualify as a tax-free reorganization under section 368(a)(1)(B) of the Code (a "B Reorganization"). Except for the "solely for voting stock requirement" (defined below), all other requirements of a B Reorganization will be satisfied in the Exchange. The Cash Purchases create some doubt as to whether the shareholders of DZA will receive solely voting stock of DG in exchange for their shares of DZA Common Stock (the "Solely For Voting Stock Requirement"). In that regard, the IRS could assert that the Cash Purchases should be integrated with the subsequent Exchange when evaluating whether the Exchange satisfies the Solely For Voting Stock Requirement. In the event that such transactions are found to be integrated, the Exchange generally would not qualify as a valid B Reorganization, since the Solely For Voting Stock Requirement would not be satisfied.

                  Based on our view of current law, the common law step transaction doctrine (the "Step Transaction Doctrine") should govern whether the Cash Purchases and the Exchange should be integrated for purposes of the Solely For Voting Stock Requirement. The analysis of the Cash Purchases and the Exchange under the Step Transaction Doctrine indicates that DG's Cash Purchases should not be integrated with the Exchange. Under the Step Transaction Doctrine, courts generally apply one or more of three tests to determine whether two or more distinct transactions should be integrated for tax purposes. In the instant case, the analysis of the Cash Purchases and the Exchange under each of the three Step Transaction Doctrine tests reveals that the Cash Purchases should not be integrated with the subsequent Exchange.(3)


                  Under the "Binding Commitment Test," transactions will be integrated if they are effected pursuant to a legally binding commitment or pre-existing understanding between the parties. In that regard, you have represented to us, and we have assumed, that DG was at no time prior to November 16, 2000 under any binding commitment or legal agreement to effect any


---------
(3) Although precise legal standards do not exist in this area, some indication exists that the IRS may take the position (presumably based on an expanded interpretation of the traditional step transaction doctrine or an entirely new legal theory of integration) that cash purchases of stock within a 12 month period (and perhaps beyond) of a purported B reorganization are not separable from a purported B Reorganization (i.e., they should be integrated) regardless of the intent of the acquiror, and the legal relationship or interdependence among the relevant transactions. We do not believe that there is any existing law to support such a position. However, it is possible that a court could choose to expand existing integration doctrines (or create a new integration standard) in ruling on the facts in the instant case.

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Significant Stock Acquisition Transaction. Based upon that particular representation, as well as the rest of the series of representations concerning the history of the Cash Purchases and the plan for the Exchange, the Cash Purchases and the Exchange should not be integrated under the Binding Commitment Test.


                  Under the "Interdependence Test," transactions will be integrated if they are so interdependent that one step would be fruitless to a party without the completion of the subsequent step. In that regard, you have represented to us, and we have assumed, that DG did not intend or reasonably expect that any or all of the Cash Purchases would facilitate, prelude, condition the public markets for, or otherwise effect or influence in any way a Significant Stock Acquisition Transaction. Further, you have represented to us, and we have assumed, that DG did not believe at the time of any or all of the Cash Purchases that DG would engage ultimately in any Significant Stock Acquisition Transaction. Based upon those particular representations, as well as the rest of the series of representations concerning the history of the Cash Purchases and the plan for the Exchange, the Cash Purchases and the Exchange should not be integrated under the Interdependence Test.

                  Under the "End Result Test," transactions will be integrated if they are prearranged parts of a single transaction intended to reach a particular result. Based on the series of representations you have provided to us concerning the history of the Cash Purchases and the plan for the Exchange, the Cash Purchases and the Exchange should not be integrated under the End Result Test.

                  Based on the above analysis regarding the application of the Step Transaction Doctrine to the Cash Purchases and the Exchange, we believe that the Exchange should satisfy the Solely For Voting Stock Requirement. We also believe that all other requirements necessary for the Exchange to qualify as a B Reorganization will be satisfied. Accordingly, the Exchange should qualify as a B Reorganization.

                  IV.      FURTHER OPINIONS

                  Based upon and subject to the foregoing, and assuming that the Exchange qualifies as a "reorganization" within the meaning of Section 368(a)(1)(B) of the Code, we are of the opinion that:

          1. No gain or loss will be recognized by the shareholders of DZA who exchange their DZA Common Stock solely for DG Voting Stock (except with respect to cash received instead of a fractional share of DG Voting Stock);

          2. The tax basis of the DG Voting Stock received by a DZA shareholder who exchanges all of its DZA Common Stock for DG Voting Stock in the Exchange will be equal to the tax basis of the DZA Common Stock surrendered in the Exchange (reduced by any amount of basis allocable to a fractional share of DG Voting Stock for which cash is received);

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          3.   The holding period of the DG Voting Stock received by a former shareholder of DZA will include the holding period of shares of DZA Common Stock surrendered in the Exchange; and

          4. A holder of DZA Common Stock who receives a cash payment instead of a fractional share of DG Voting Stock generally will recognize capital gain or loss. Any such capital gain or loss will be equal to the difference between the cash amount received and the portion of the holder's adjusted basis in shares of DZA Common Stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder's holding period in the DZA Common Stock is more than one year at the Effective Time.

                  The foregoing opinions represent our best legal judgment on the issues discussed and are subject to the limitations discussed herein, including changes in law or inaccuracy of any factual matter relied on herein. This opinion is directed solely to DG and DZA and may not be relied upon by any other party.


                                   Very truly yours,



                                   /s/ Akin, Gump, Strauss, Hauer & Feld, L.L.P.



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